SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02043008

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

SVIIT holds investments in all of Schroder Ventures and Permira's (formerly Schroder Ventures Europe) 23 buy-out and development capital funds. SVIIT's objective is to deliver returns by achieving capital growth from these investments.

To complement this investment objective and address the growing recognition of the role of private equity in investment portfolios, SVIIT is committed to designing and marketing third party funds of funds products for investment in private equity.

RECENT KEY EVENTS:

- **Recapitalisation of Homebase** – as signalled by the write-up in December 2001, the UK DIY chain has performed ahead of budget and expectations, generating significant cash balances allowing it to recapitalise, returning approximately 70% of the cost of the investment to investors.
- **Partial Realisation of XYMAX** – the majority of SVIIT's holding in XYMAX was realised at a 27% premium to December 2001 valuation.
- **Schroder Private Equity Fund of Funds** - which was launched in September 2001 as a joint venture with Schroders plc had a final closing at €242 million.
- **International Life Sciences Fund III** – advised by Schroder Ventures Life Sciences has had a first closing at US$147.7 million.
- **Board Changes** – Peter Sedgwick retired from the Board in May. Andrew Williams, CEO of Schroder Ventures (London) Limited and Andrew Sykes, Chairman of Schroder & Co. and Director of Schroders plc have joined the SVIIT Board.

HIGHLIGHTS FROM THE 31 DECEMBER 2001 INTERIM REPORT (ISSUED APRIL 2002)

- Net assets per share decreased by 2.8% to 396.3p (June 2001: 407.6p)
- Write-up of Homebase from a cost of £20 million to £30.5 million
- Investment in Cognis, the speciality chemicals group
- Issue of £40 million convertible bonds
- Compound annual growth rate in net assets of 15.8% per annum over five years

COMPOUND ANNUAL NAV & SHARE PRICE GROWTH RATE

	1 year	2 years	3 years	4 years	5 years
NAV per share*	(9.8%)	4.5%	11.3%	18.9%	15.8%
Share price**	(9.8%)	(12.4%)	10.2%	18.1%	15.2%

*based on NAV at 31 December 1996 (190.1p) and 31 December 2001 NAV (396.3p)

**based upon share price at 28 June 2002 (354.5p) and 27 June 1997 (174.5p)


SVIIT: Analysis by Market (%)
70
60
50
40
30
20
10
0
31 Dec 2001
30 June 2001
International 35 30
Continental Europe 23 28
North America 16 17
UK 15 13
Far East/Asia Pacific 11 12

MAJOR DEVELOPMENTS SINCE 31 DECEMBER 2001

Recapitalisation of Homebase – funds advised by Permira acquired Homebase in the £1 billion buy-out from J. Sainsbury plc in March 2001. Since the acquisition, the company has performed ahead of budget and expectations, and was written up on a P/E basis from a cost of £20 million to £30.5 million at December 2001.

The company's performance has generated significant cash balances allowing it to re-capitalise. As a result, the majority of the cost of the acquisition has been returned to investors and SVIIT has received approximately £14 million from this investment.

The valuation basis for Homebase remains the same and adjusting for this return of capital, the value of SVIIT's holding is approximately £16.5 million, against an attributable cost of £6 million.

Partial Realisation of XYMAX – The Japan Venture Fund III realised the majority of its holding in XYMAX, the property management group.

XYMAX, the first major MBO from a Japanese corporation, was acquired in January 2000. The company manages over 250 office buildings, mainly in the Tokyo and Osaka metropolitan areas. The company focuses on two separate market segments: the sub-leasing market for small to medium sized building owners; and the property management market for institutional real estate investors.

SVIIT received £9.5 million from this single realisation, representing approximately 50% of its total commitment to the fund. This partial realisation values SVIIT's total holding, before the realisation, at £14.4 million, an uplift of £3.9 million to the December 2001 valuation and £12.6 million to cost.

Final closing of the Schroder Private Equity Fund of Funds – the Schroder Private Equity Fund of Funds (SPEFOF), which is listed on the Dublin Stock Exchange, had a final closing at €242 million in June. SPEFOF, launched with Schroders plc in September 2001, will invest with private equity management groups globally, although the majority of the commitments will be to groups investing in the US and Europe.

SPEFOF has already made commitments totalling approximately €185 million to thirteen funds and has the ability to commit up to €315 million (130% of final closing amount) to private equity funds globally. Schroders continues to see unsatisfied demand for funds of this kind and a further fund, with a similar investment remit, is due to be launched in the Autumn.

SPEFOF Commitments by Stage



Buy-Outs
Venture Capital – Early
Venture Capital – Late
Growth Equity

SPEFOF Commitments by Geography



Europe
Other
US

First closing of International Life Sciences Fund III (ILSF III) – ILSF III, advised by Schroder Ventures Life Sciences, had a first closing at US$147.7 million in March. ILSF III, the third Schroder Ventures dedicated life sciences fund, will primarily invest in early stage companies operating within the life sciences sectors, such as biotechnology, pharmaceuticals and medical devices. SVIIT has agreed to commit up to US$75 million to this new fund, of which US$44.2 million was committed at the first close. The fund is expected to have a final close in the first quarter of next year with a target of US$400 million.

Since the first closing, ILSF III has made two investments. The first is a milestone-based, US$6 million investment in Gyros AB, a Swedish biotechnology tools company that spun out of Amersham Pharmacia Biotech in 2000. Gyros has an enabling technology platform on which laboratory processes can be integrated, streamlined and miniaturised into a standard or client-specific compact disc format, providing knowledge that facilitates more timely and rational decision making by pharmaceutical, biotech and diagnostic companies.

The second investment is a US$2.5 million investment in GlycoFi, Inc. The company, based in Hanover, New Hampshire, has an enabling technology platform in an area of therapeutic protein manufacturing that allows it and its licensees to manufacture "glycosylated" proteins by yeast fermentation. The majority of all protein products on the market and in development are presently manufactured by the more costly mammalian cell culture fermentation process.

SVIIT's respective share of the above investments is approximately £0.9 million* and £0.7 million.

INVESTMENTS

Much like the preceding six-month period, only a small number of transactions were completed in the period. Factors influencing this include vendor pricing, lack of visibility of corporate earnings, and lack of available debt for the larger buy-out transactions. However, the level of completed transactions is expected to pick up in the coming twelve months as vendors revise pricing expectations and over leveraged companies come under pressure to sell assets.

SVIIT has paid calls of approximately £23 million to eight Schroder Ventures and Permira funds, funding four new and 14 follow-on investments.

New investments since December include:

Company	Country	Sector
Benex Corporation	Japan	Industrial
Gyros AB	Sweden	Life Sciences
GlycoFi Inc	US	Life Sciences
Maruko Inc	Japan	Commercial

*ILSFIII's investment in Gyros AB is milestone based, the initial tranche being US$3 million.

REALISATIONS

The IPO market and M&A activity have shown small signs of improvement in the first six months of 2002, however falls in quoted markets during June may delay any further improvement. Subject to the general economic environment continuing to recover, the rate of realisations from the portfolio from both trade and IPO sales should pick up in the next twelve to eighteen months.

Proceeds from 31 full or partial realisations up to 22 June 2002 were £31.5 million, at an average uplift of 49.9% to December 2001 valuations (excluding the return of the majority of the cost of the Homebase investment). The major realisations since December, Homebase and Xymax, have been highlighted above; however, other realisations include:

Company	Country	Type of Realisation
BSL	Japan	Partial
Centro HL	Italy	Partial
LAPQ	Spain	Partial
Park Communications	UK	Partial
Teleca	Sweden	Partial
CI Caravans	Italy	Full
Dream Technologies	Japan	Full
Mont Thabor	Japan	Full
Movinord	Spain	Full
PMS	Asia	Full
Vernalis	UK	Full

BOARD CHANGES

Andrew Sykes and Andrew Williams joined the SVIIT Board in May. At the same time, Schroders plc Chairman, Peter Sedgwick, wishing to reduce his commitments, stepped down from the Board, having been a Director of SVIIT since its listing in May 1996.

Andrew Sykes is a Director of Schroders plc and Chairman of Schroder & Co. and has responsibility for Schroders' Private Equity, Property and Structured Products businesses. In addition, he is a member of the Group Management Committee and is on the Investment Committee of the Schroder Private Equity Fund of Funds, which is advised by Schroder Ventures (London) Limited, SVIIT's operating subsidiary.

Andrew Williams, who joined Schroder Ventures in 1995 is Chief Executive of Schroder Ventures (London) Limited and Managing Principal of Schroder Ventures North America Inc. He is responsible for the day to day activities of SVIIT's operating subsidiaries and is a director of Schroder Private Equity Funds plc, and a member of the Investment Committee for the Schroder Private Equity Fund of Funds.

VALUATIONS

SVIIT's underlying portfolio of companies will be revalued at 30 June 2002 in accordance with British Venture Capital Association (BVCA) guidelines. The valuation for the twelve months to 30 June 2002 will be announced in September 2002.

MARKET COMMENTARY

Europe

The exit environment began to show slight signs of improvement during the first six months of 2002 with some renewed sentiment for IPOs. However, the market for new issues remains fragile and the fall in quoted markets during June may delay any significant change.

On the investment side, visibility of corporate earnings and the decreasing availability of debt continue, and the level of activity amongst private equity managers has, on the whole, decreased. However, public market uncertainty continues to affect trade buyers, with many finding themselves under pressure to divest existing subsidiaries rather than to acquire new operations and this should lead to increased deal-flow in the short to medium term.

Private equity continues to increase as a proportion of total European M&A activity and the financial buyer is becoming an increasingly mainstream player in the restructuring of Continental European industry despite, or perhaps even because, of the currently difficult economic climate.

North America

Investment rates in North America are significantly lower than in 2001, largely because of the lack of available debt for leveraged buy-outs and because private equity managers are focusing on existing portfolios. In addition, firms have become more cautious in the wake of a number of high-profile failed investments. The result is an equity overhang of approximately US$100 billion and a number of firms are having difficulty investing funds they have raised and some, especially large venture capital firms, are even returning capital to investors.

The exit environment in North America remains difficult. Public markets remain closed to new IPOs and trade sales are fewer in number and many are at lower valuations. As a result, holding periods for many private equity firms, not pressured into selling assets, have now returned to four to six year time horizons.

Asia Pacific

Stock markets across Asia rallied during the first half of 2002 as institutional investors increased their allocations to the region, spurred on by attractive valuations, a weakening US Dollar, and low regional interest rates. The quoted domestic market indices of South East Asia (particularly Indonesia, Thailand, and Philippines) have had the highest US Dollar percentage gains, enjoying both local market share price increases and currency appreciation.

Whether or not market recovery is sustainable is not clear as market fears of potential long-term US Dollar devaluation hurting Asian exports continue. However, a robust Chinese economy has resulted in steady increases of Asian consumer product exports to that country.

Improving market conditions have had a positive impact on existing portfolios as renewed investor interest has increased listed company valuations and restored market liquidity. The impact on new investments has also been positive as private equity deal flow quality and size has improved. There are fewer fledgling deals from the IT and technology sectors and the more significant buy-out deals from traditional industries are on the rise. Corporate restructuring in the ASEAN region, as well as in Korea, is ongoing while the Indian government continues its orderly privatisations of large, state-owned enterprises.

Life Sciences

Deal-flow across all sectors of the life sciences industry has been strong in the first half of 2002, particularly in the biotech sector. Valuations have been varied, depending on the stage of entry, with the pricing of late stage deals reflecting the contraction in public markets and early-stage deal valuations remaining reasonably insensitive to the volatility in public markets.

Visibility on exits continues to be limited and the IPO window looks likely to stay closed for some time. One of the most notable trends to date in 2002 has been increasing industry consolidation and trade sales through M&A activity are likely to be the key drivers of exits in the near term.

In the public markets, investors have been moving money out of biotechnology and into cyclical and technology stocks. However, the disappointing news from the biotech sector in the first quarter of 2002 was largely company-specific and should not detract from the strong potential of the industry. The fundamentals of the biotech sector continue to improve with interesting product pipelines, increasing demand from large pharmaceutical companies for biotech products and compelling economics for companies launching new drugs to tackle unmet clinical needs. However, it is not clear when share prices within the sector will start to pick up and the market is likely to remain volatile in the near term.

Head Office:
Schroder Ventures (London) Limited
Burleigh House, 357 Strand, London WC2R 0HS
Telephone 020 7010 8925 Fax 020 7240 5346
Contact: Alice Todhunter

Registered Office:
Schroder Ventures International Investment Trust plc
Schroder Investment Management, 31 Gresham Street, London EC2V 7QA
Telephone 020 7658 3206 Fax 020 7658 3538
Contact: John Spedding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 9 July 2002

By: John Spedding

For and on behalf of Schroder Investment Management Limited, Secretaries